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                            May 3, 2024

       Rob L. White
       Executive Vice President and Chief Financial Officer
       MARATHON OIL CORP
       990 Town and Country Boulevard
       Houston, Texas 77024-2217

                                                        Re: MARATHON OIL CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            10-K filed February
22, 2024
                                                            File No. 001-05153

       Dear Rob L. White:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 8. Financial Statements and Supplementary Data
       Supplementary Information on Oil and Gas Producing Activities
(Unaudited)
       Estimated Quantities of Proved Oil and Gas Reserves
       Changes in Proved Undeveloped Reserves, page 105

   1. Please expand your explanation of the changes in proved undeveloped reserves due to revisions of previous
estimates to include the unexplained net volume decrease of 6
                                                        MMBoe. Include all
contributing factors, both positive and negative, so the entire volume change is explained.
Refer to the disclosure requirements in Item 1203(b) of Regulation S-
                                                        K.
   2. Please expand your disclosure of proved undeveloped reserves converted to proved developed to include
the associated capital expenditures. Refer to the disclosure requirements in Item
1203(c) of Regulation S-K.
              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Rob L. White
MARATHON OIL CORP
May 3, 2024
Page 2

action by the staff.

       For questions regarding comments on engineering matters, please contact Sandra Wall,
Petroleum Engineer, at 202-551-4727 or Brad Skinner, Office Chief,
202-551-3489.



                                                         Sincerely,
FirstName LastNameRob L. White
                                                         Division of
Corporation Finance
Comapany NameMARATHON OIL CORP
                                                         Office of Energy &
Transportation
May 3, 2024 Page 2
cc:       John Montanti
FirstName LastName